                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                      Plymouth Commercial Mortgage Fund
          -----------------------------------------------------------
                                (Name of Issuer)

                     common shares of beneficial interest
          -----------------------------------------------------------
                         (Title of Class of Securities)

                 CIK  0001022105               EIN  74-6439983
          -----------------------------------------------------------
                                 (CUSIP Number)

                     John Mosher, Greystone Advisers, Inc.
         13333 Blanco Road, Suite 314, San Antonio, Texas  78216-7756
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 27, 1996
          -----------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                      (Continued on the following page(s))


                               Page 1 of 13 Pages

                            FORM 13(d) QUESTIONNAIRE

CUSIP NO.
-------------------------------------------------------------------------------------------------------
1) Your name and social security number or IRS Identification No.(1)

SouthWest Federated Holding Company, Inc.   EIN 74-2705987

-------------------------------------------------------------------------------------------------------
2) Are you are a member of a group that owns the shares of Plymouth giving rise to the need to file this form?(2)

No

-------------------------------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------------------------------
4)  Source of Funds with which you acquired the subject shares.

OO
Your choices are:

           SC   Subject company (company whose securities
                are being acquired)
           BK   Bank
           AF   Affiliate (of reporting person)
           WC   Working Capital (of reporting person)
           PF   Personal funds (of reporting person)
           OO   Other

-------------------------------------------------------------------------------------------------------

5)  Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e).(3)

None

-------------------------------------------------------------------------------------------------------

6)  Citizenship or place of organization (4)

Delaware

-------------------------------------------------------------------------------------------------------
                       7)  Sole Voting Power (5)
                       50,000
                       --------------------------------------------------------------------------------
Number of              8)  Shared Voting Power
Shares                 20,697
Beneficially           --------------------------------------------------------------------------------
Owned





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
                                     Page 2

                       9)  Sole Dispositive Power
                       50,000
                       --------------------------------------------------------------------------------
                       10)  Shared Dispositive Power
                       20,697
-------------------------------------------------------------------------------------------------------
11)  Aggregate amount beneficially owned by each reporting person (6)

SouthWest Federated Holding Company, Inc.--70,697

-------------------------------------------------------------------------------------------------------
12)  Check if the aggregate amount in row 11 excludes certain shares (7)

n/a

-------------------------------------------------------------------------------------------------------
13)  Percent of class represented by amount in row 11 (8)

7.276%

-------------------------------------------------------------------------------------------------------
14)  Type of reporting person

CO
Your choices are:

        BD  Broker dealer
        BK  Bank
        IC  Insurance company
        IV  investment company
        IA  investment adviser
        EP  Employee benefit plan, pension fund, or
            endowment fund
        HC  Parent holding company
        CO  Corporation
        PN  Partnership
        IN  Individual
        OO  Other


--------------------------------------------------------------------------------





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                                     Page 3

ITEM 1:  SECURITY AND ISSUER:

      Security:   Common shares of beneficial interest (only one class)

      Issuer:     Plymouth Commercial Mortgage Fund

ITEM 2: YOUR IDENTITY AND BACKGROUND (9)

This form is filed on behalf of SouthWest Federated Holding Company, Inc. The following data is pertinent to that company.

         a.  Name:  SouthWest Federated Holding Company, Inc.

         b.  Incorporated in: Delaware

         c. Principal Business: The company is the sole owner of SouthWest Federated, Inc. SouthWest Federated, Inc. has, in its own right, bought distressed debt, restructured it, and resold it to other purchasers. Most often, however, it has acted as general partner of various limited partnerships that have engaged in such business. Most but not all of the debt has been secured by real estate. SouthWest Federated Holding Company is also a limited partner in some of the partnerships. None of the SouthWest Federated entities is acquiring new debt now that Plymouth is operating, but the debt that they previously acquired is still being worked.

         d. Address of principal business: 13333 Blanco Road, Suite 314, San Antonio, Texas 78216-7756

         e. Address of principal office: 13333 Blanco Road, Suite 314, San Antonio, Texas 78216-7756

         f.  Convictions within past 5 years:  None

         g.  Securities violations within the past 5 years:  None

-------------------------------------------------------------------------------
The following designated people and entities have the relationship indicated to
SouthWest Federated Holding Company, Inc.
-------------------------------------------------------------------------------
Executive Officers:                  Robert R. Swendson--President
                                     Lon A. Critchfield--Sr. V.P.
                                     John Mosher--V.P., C.F.O.
                                     Larry D. Krause--Secretary/Treasurer
-------------------------------------------------------------------------------
Directors:                           Robert R. Swendson
                                     Goodhue W. Smith, III
-------------------------------------------------------------------------------

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                                     Page 4

----------------------------------------------------------------------------
Controlling Persons:                 Robert R. Swendson
                                     Whitney Holdings, L.L.C.
                                     Cavco Trust
                                     Gene Furnish
----------------------------------------------------------------------------
Officers of Controlling              Robert R. Swendson--President
Persons:                             Larry D. Krause--Secretary/Treasurer
----------------------------------------------------------------------------
Directors of Controlling             Robert R. Swendson
Persons:                             Goodhue W. Smith, III

Pertinent data relating to the above listed persons and entities are as follows:

----------------------------------------------------------------------------
Whitney Holdings, L.L.C. (shareholder)
----------------------------------------------------------------------------
Organized in:                        Nevada
----------------------------------------------------------------------------
Address of principal                 30 South Wynden
business                             Houston, Texas 77056
----------------------------------------------------------------------------
Address of principal office          30 South Wynden
                                     Houston, Texas 77056
----------------------------------------------------------------------------
Convictions within past 5            None
years:
----------------------------------------------------------------------------
Securities violations within         None
the past 5 years
----------------------------------------------------------------------------


----------------------------------------------------------------------------
Cavco Trust   (shareholder)
----------------------------------------------------------------------------
Organized in:                        Oklahoma
----------------------------------------------------------------------------
Address of principal                 13333 Blanco Road, Suite 314
business                             San Antonio, Texas 78216
----------------------------------------------------------------------------
Address of principal office          13333 Blanco Road, Suite 314
                                     San Antonio, Texas 78216
----------------------------------------------------------------------------
Convictions within past 5            None
years:
----------------------------------------------------------------------------
Securities violations within         None
the past 5 years
----------------------------------------------------------------------------



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                                     Page 5

---------------------------------------------------------------------------------------
Robert R. Swendson (shareholder, director, and executive officer)
----------------------------------------------------------------------------------------
Address:                             13333 Blanco Road, Suite 314, San Antonio, Texas
                                     78216
----------------------------------------------------------------------------------------
Occupation:                          President of Plymouth Commercial Mortgage Fund
                                     and Greystone Advisers
----------------------------------------------------------------------------------------
Convictions within past 5            None
years:
----------------------------------------------------------------------------------------
Securities violations within         None
the past 5 years
----------------------------------------------------------------------------------------
Citizenship:                         U.S.
----------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------
Goodhue W. Smith, III (shareholder and director)
----------------------------------------------------------------------------------------
Address:                             311 Third Street, Suite 300, San Antonio, Texas
                                     78205
----------------------------------------------------------------------------------------
Occupation:                          Investment banker
----------------------------------------------------------------------------------------
Convictions within past 5            None
years:
----------------------------------------------------------------------------------------
Securities violations within         None
the past 5 years
----------------------------------------------------------------------------------------
Citizenship:                         U.S.
----------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------
Lon D. Critchfield (executive officer)
----------------------------------------------------------------------------------------
Address:                             13333 Blanco Road, Suite 314, San Antonio, Texas
                                     78216
----------------------------------------------------------------------------------------
Occupation:                          Senior Vice President of Plymouth Commercial
                                     Mortgage Fund
----------------------------------------------------------------------------------------
Convictions within past 5            None
years:
----------------------------------------------------------------------------------------
Securities violations within         None
the past 5 years
----------------------------------------------------------------------------------------
Citizenship:                         U.S.
----------------------------------------------------------------------------------------


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                                     Page 6

----------------------------------------------------------------------------------------
John Mosher (executive officer)
----------------------------------------------------------------------------------------
Address:                             13333 Blanco Road, Suite 314, San Antonio, Texas
                                     78216
----------------------------------------------------------------------------------------
Occupation:                          CFO of Plymouth Commercial Mortgage Fund
----------------------------------------------------------------------------------------
Convictions within past 5            None
years:
----------------------------------------------------------------------------------------
Securities violations within         None
the past 5 years
----------------------------------------------------------------------------------------
Citizenship:                         U.S.
----------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------
Larry D. Krause (executive officer)
----------------------------------------------------------------------------------------
Address:                             13333 Blanco Road, Suite 314, San Antonio, Texas
                                     78216
----------------------------------------------------------------------------------------
Occupation:                          Treasurer of Plymouth Commercial Mortgage Fund
----------------------------------------------------------------------------------------
Convictions within past 5            None
years:
----------------------------------------------------------------------------------------
Securities violations within         None
the past 5 years
----------------------------------------------------------------------------------------
Citizenship:                         U.S.
----------------------------------------------------------------------------------------

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION: (10)

The company has acquired shares of Plymouth in two transactions.

The first was an exchange offer in which the SouthWest Federated, Inc's general partnership's interest in SWF 1995 Limited Partnership was converted into 20,697 shares of beneficial interest in Plymouth. Thus, no funds were used directly in that transaction. The original acquisition of the partnership interest was funded by working capital. This transaction was on or about September 27, 1996.

On or about November 27, 1996, SouthWest Federated, Inc. sold 15,000 of its shares to Cliff Wheeler in exchange for forgiveness of debt.

In addition to the above, SouthWest Federated, Inc, purchased another 15,000 shares of Plymouth. The source of funds for such purchase was borrowed from Shiloh Oil Corporation.



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                                     Page 7

Further, 50,000 of the reported shares are not actually issued but are represented by a right to have such shares issued. Thus, to date, no funds have been used for their acquisition.

ITEM 4:  PURPOSE OF TRANSACTION:

Do you have any plans or proposals that relate to or might result in any of the following:


------------------------------------------------------------------------------------------------------------
                                       Proposal                                             Yes         No
------------------------------------------------------------------------------------------------------------
Acquisition by any person of additional securities of Plymouth of the                                   X
disposition of any securities of Plymouth?
------------------------------------------------------------------------------------------------------------
An extraordinary corporate transaction such as a merger, reorganization, or                             X
liquidation involving Plymouth or any of its subsidiaries?
------------------------------------------------------------------------------------------------------------
A sale or transfer of a material amount of assets of Plymouth or any of its                             X
subsidiaries?
------------------------------------------------------------------------------------------------------------
Any change in the present board of trustees or management of Plymouth,                                  X
including any plans or proposals to change the number or terms of trustees or to fill any existing vacancies on the board?
------------------------------------------------------------------------------------------------------------
Any material change in the present capitalization or dividend policy of                                 X
Plymouth?
------------------------------------------------------------------------------------------------------------
Any other material change in Plymouth's business or corporate                                           X
structure? (11)
------------------------------------------------------------------------------------------------------------
Changes in Plymouth's charter, bylaws, or instruments corresponding                                     X
thereto or other actions that may impede the acquisition of control of
Plymouth by any person?
------------------------------------------------------------------------------------------------------------
Causing a class of Plymouthsections securities to be delisted from a national                           X
securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association?
------------------------------------------------------------------------------------------------------------
A class of Plymouthsections equity securities becoming eligible for termination
X of registration pursuant to section 12(g) (4) of the'34 Act?
------------------------------------------------------------------------------------------------------------
Any action similar to any of those enumerated above?                                                    X
------------------------------------------------------------------------------------------------------------

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.

         (A)      Number of Shares of Plymouth (12):  70,697

                  Number of shares divided by 971,627:  7.276%




--------------------------------------------------------------------------------

         (B)
         The number of shares as to which you have:

--------------------------------------------------------------------
Sole power to vote or direct vote                             50,000
--------------------------------------------------------------------
Shared power to vote or direct vote                           20,697
--------------------------------------------------------------------
Sole power to dispose or direct disposition                   50,000
--------------------------------------------------------------------
Shared power to dispose or direct disposition                 20,697
--------------------------------------------------------------------

If you share any of the above powers, with respect to each person with whom you share such power, please state:

The shared power is with SouthWest Federated, Inc., which is a wholly owned subsidiary. That subsidiary directly owns the 20,697 shares.

         a.  Name:  SouthWest Federated, Inc.

         b.  Incorporated in: Texas

         c. Principal Business: SouthWest Federated, Inc., in its own right, has bought distressed debt, restructured it, and resold it to other purchasers. Most often, however, it has acted as general partner of various limited partnerships that have engaged in such business. Most but not all of the debt has been secured by real estate.

         d. Address of principal business: 13333 Blanco Road, Suite 314, San Antonio, Texas 78216-7756

         e. Address of principal office: 13333 Blanco Road, Suite 314, San Antonio, Texas 78216-7756

         f.  Convictions within past 5 years:  None

         g.  Securities violations within the past 5 years:  None


--------------------------------------------------------------------------
SouthWest Federated, Inc.
--------------------------------------------------------------------------
Executive Officers:                  Robert R. Swendson--President
                                     Lon A. Critchfield--Sr. V.P.
                                     John Mosher--V.P., C.F.O.
                                     Larry D. Krause--Secretary/Treasurer
--------------------------------------------------------------------------
Directors:                           Robert R. Swendson
                                     Goodhue W. Smith, III
--------------------------------------------------------------------------




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                                     Page 9

------------------------------------------------------------------------------
Controlling Persons:                 SouthWest Federated Holding Company, Inc.
------------------------------------------------------------------------------
Officers of Controlling              Robert R. Swendson--President
Persons:                             Larry D. Krause--Secretary/Treasurer
------------------------------------------------------------------------------
Directors of Controlling             Robert R. Swendson
Persons:                             Goodhue W. Smith, III
------------------------------------------------------------------------------

         (c) As to any purchases or sales of Plymouth shares in the last sixty days (or since the most recent filing on Schedule 13D (section 240.13f-191), whichever is less), please state:

         (1) the identity of the person who effected the transaction

These shares were acquired partly in an exchange offer for limited partnership interests in SWF 1995 Limited Partnership and partly in a confidential private placement. Duncan-Smith Securities, Inc. was the placement agent in both instances.

         (2) the date of the transaction;

Exchange Offer:  September 27, 1997
Purchase:  December 26, 1997

         (3) the amount of securities involved;

Exchange Offer:  20,697
Purchase:  15,000

         (4) the price per share or unit; and

Exchange Offer:  $10.00
Purchase:  $10.00

         (5) where and how the transaction was effected.

These shares were acquired partly in an exchange offer for limited partnership interests in SWF 1995 Limited Partnership and partly in a confidential private placement. Duncan-Smith Securities, Inc. was the placement agent in both instances.

         (D) If any other person is known to have the right or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.




--------------------------------------------------------------------------------

None

         (E) If applicable, state the date on which you ceased to be the beneficial owner of more than five percent of Plymouthsections shares..

Not Applicable

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Describe any contracts, arrangements, understanding or relationships (legal or otherwise) between you and anyone else regarding Plymouth shares, including but not limited to:13


--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
              Transfer           SouthWest Federated Holding Company has the right to
                                 purchase up to 50,000 additional shares for $10.00 per
                                 share by May 22, 1997.
----------------------------------------------------------------------------------------
                Voting           None
----------------------------------------------------------------------------------------
          Finders Fees           None
----------------------------------------------------------------------------------------
        Joint Ventures           None
----------------------------------------------------------------------------------------
        Loan or option           None
          arrangements
----------------------------------------------------------------------------------------
         Puts or calls           None
----------------------------------------------------------------------------------------
 Guarantees of profits           None
----------------------------------------------------------------------------------------
Division or profits or           None
                  loss
----------------------------------------------------------------------------------------
 Giving or withholding           None
            of proxies
----------------------------------------------------------------------------------------

ITEM 7: MATERIAL TO BE FILED AS EXHIBIT

Copies of written agreements among all persons for whom this form 13(d) is filed. (14)

Copies of all written agreements, contracts, arrangements, understanding, plans or proposals relating to

         (1)  the borrowing of funds to finance the acquisition as disclosed in
              Item 3;

                  Chuck Vose loan documents



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                                    Page 11

         (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and

         (3) the transfer or voting of the securities, findersections fees, joint ventures, options, puts. calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6

                         Right to acquire 50,000 shares

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:
     ------------------------

Signature:
          ----------------------------------------

Printed Name:
             -------------------------------------

if applicable:


Representative of:
                  -----------------------------------

(if a corporation or other artificial entity)

Title:
      ----------------------------------------------

===============================================================================
1. Disclosure of SSN or tax ID number is voluntary. As to the name required, please furnish the full legal name of the person for whom the report is filed. If the reporting person is a corporation or other artificial entity, state the complete name of the entity as it appears in the organizational documents.

2. Insofar as management is aware, no one needing to fill out this form is a member of a group. If you have any questions or doubts about this, please let us know.

3. This questions refers to the item 2 that appears on page 3 of this worksheet.

4. For individuals, we assume the answer for everyone is "U.S." For Trinity University, we need to know the jurisdiction of organization.

5. As far as we know, each person required to fill out this form has sole voting power over all securities of Plymouth in respect of which this form must be filled out. If you have any questions about this, please let us know.

6.  Add up, 7, 8, 9, and 10.

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                                    Page 12

7. This applies only if you have disclaimed beneficial ownership of certain shares that are otherwise reported and, on the basis of the disclaimer, are not included in the ratio.

8. Divide the aggregate number of share you report by 971,627, which is the total number of issued and outstanding shares of Plymouth, plus 50,000 shares subject to an option that has no material contingencies..

9. If the entity filling out this form is a corporation or other artificial entity, please state (i) the name, (ii) state or other place of organization,
(iii) principal business, (iv) address of principal business, (v) address of principal office, and (vi) information required by items (d) and (e).

10. If you borrowed any money to buy Plymouth shares, please state the name of the bank. Under special circumstances, the name of the bank can be kept from the public records but it must still be revealed to the SEC. Let is know if you wish to explore this.

11. Regulation 13d gives as an example of a change, any plans or proposals to make changes in Plymouth's investment policy for which a vote is required by section 13 of the Investment Company Act of 1940, but only if Plymouth is a registered closed end investment company. Although Plymouth is registered under the 1943 Act, it is not a registered closed end investment company.

12. If you are a shareholder of SouthWest Federal Holding Company, Inc., you must include and separately identify a proportionate amount of the 50,000 shares SouthWest Federated Holding Company, Inc, is entitled to acquire.

13. Include the name or any other person with whom such contracts, arrangement, understanding or relationships have been entered into. Include such information for any Plymouth shares that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, except that disclosure or standard default and similar provisions contained in loan agreements need not to be included.

14. If you are filing this as an individual and not as a group, then there will be no such agreement.


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                                    Page 13